                            GUNDERSON DETTMER STOUGH
                      VILLENEUVE FRANKLIN & HACHIGIAN, LLP
                               610 LINCOLN STREET
                          WALTHAM, MASSACHUSETTS 94025
               TELEPHONE: (781) 890-8800 FACSIMILE: (781) 622-1622



February 16, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549
Attention:  Jeffrey Riedler and Mary Fraser
Mail Stop 6010

Re:      Vanda Pharmaceuticals Inc.
         Amendment No. 1 to Registration Statement on Form S-1
         Filed February 16, 2006

Dear Mr. Riedler and Ms. Fraser:

Vanda Pharmaceuticals Inc. (the "Company") has electronically transmitted, via EDGAR, Amendment No. 1 ("Amendment No. 1") to its Registration Statement on Form S-1 (the "Registration Statement"), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five (5) years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 1 and (ii) three hard copies of Amendment No. 1 which are marked to show changes to the Registration Statement filed on December 29, 2005.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated January 27, 2006 from the staff of the Securities and Exchange Commission (the "Staff"). For your convenience, we have repeated and numbered the comments from the January 27, 2006 letter in italicized print, and the Company's responses are provided below each comment.

Comments applicable to the entire filing


1. We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

    o  Summary Financial Data           o The Option Grants Table
    o  Use Of Proceeds                  o Shares Eligible For Future Sale

    o  Capitalization                  o The Principal Stockholders Table
    o  Dilution                        o Description of Capital Stock

    Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be $2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a "red herring" prospectus.

    RESPONSE TO COMMENT 1:

    The offering price range, and as a result all related pricing information, including the number of shares to be sold, have yet to be determined by the Company and the underwriters. The Company will file another pre-effective amendment which will include such information as soon as such a determination has been made.



2. Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

    RESPONSE TO COMMENT 2:

    The Company will not be using any graphic, photographic or artistic materials in the prospectus.



3. Although your exhibit index indicates that you are seeking confidential treatment for a number of exhibits, you do not appear to have filed an application for confidential treatment. Please note that Rule 406 of Regulation C specifies that the application is to be filed at the same time the registration statement is filed. Please file the application as soon as possible. We will not be in a position to accelerate effectiveness of your registration statement until all issues relating to your confidential treatment request have been resolved.

    RESPONSE TO COMMENT 3:

    Exhibits 10.2, 10.3 and 10.4 have been filed with Amendment No. 1. Confidential treatment has been requested with respect to these Exhibits in a separate application filed contemporaneously with this letter (the "CTR"). Exhibits 10.5 and 10.6 have been omitted from the Registration Statement in Amendment No. 1 because Exhibit 10.5 was entered into in the ordinary course of business within the meaning of Item 601(b)(10) of Regulation S-K and Exhibit
10.6 has expired and is not material to the Company's business.

    The Company notes the Staff's comment that the resolution of all confidentiality issues is a condition to acceleration of the effectiveness of the Registration Statement.



4. In a number of places in your document you have used technical jargon that is not likely to be understood by your readers. Technical jargon should not appear in the forefront of the prospectus. Please refer to Rule 421 of Regulation C. In the remainder of the prospectus you should minimize the use of jargon. If you cannot convey information without using jargon, please explain what the jargon means at the first place the terms appear. Here are some examples of technical jargon that needs to be replaced:

    o  Small molecule product candidates

    o  Differentiated new therapy

    o  Atypical antipsychotic

    o  Pivotal Phase III trial

    o  Melatonin agonist

    o  Injectable depot formulation

    To the extent that these terms cannot be replaced by suitable alternatives, please revise to explain the meaning of these terms the first time each one is used.

    RESPONSE TO COMMENT 4:

    Amendment No. 1 contains revisions which respond to the above comment; the Company has omitted or, where omission is not practical, explained the meaning of the above phrases and other similar phrases in the Registration Statement.

5. You have created a number of acronyms for use in this document that are not likely to be familiar to your readers. The use of acronyms is a convenience for the writer, but it forces readers to learn a new vocabulary in order to understand the disclosure in your document. Please delete all of the acronyms except those which can be commonly found in general interest publications. Examples of acronyms that should be deleted include.

    o PG

    o WASO

    o CRSD

    o NCE

    o SNP

    o PANSS

    o BPRS

    o LOCF

    o MMRM

    RESPONSE TO COMMENT 5:

    The Company notes the Staff's comment and has revised the Registration Statement to delete the use of acronyms other than those commonly found in general interest publications.


Prospectus Summary
------------------

6. In the last paragraph of page 1, the last paragraph of page 2, the first paragraph of page 3 and the fourth paragraph of page 3 you present statistical and market share information related to your proposed products. Please provide us with a copy of the document(s) containing the information you are relying on as support for these statements. Mark the copy of the document to show the location of each piece of information you are relying on. Provide similar factual support for all similar claims made throughout the registration statement. We may have additional comments after reviewing the supporting documents.

    RESPONSE TO COMMENT 6:

    Enclosed with this letter are binders of the documents on which the Company is relying which relate to statistical and market share information. These documents have been marked to indicate the location of the relevant information. [*]



7. In the third full paragraph of page 2 you refer to "our market research." Please provide us with a copy of the research you are referring to. It should be marked to show the location of the information you are citing. We may have further comment after reviewing the documentation.

    RESPONSE TO COMMENT 7:

    The enclosed binders mentioned in the response to Comment 6 above also include copies of the market research reports referred to on page 2. [*]



8. We note your statement that you plan to partner with a global pharmaceutical company for the development and commercialization of VEC-162 worldwide. If you have not yet identified a partner, please disclose this information here and in the "Business" section of your document. Also, disclose that Bristol Meyers Squibb has the right to commercialize VEC-162 on its own if you have not entered into a partnering arrangement after the completion of your Phase III program.

    RESPONSE TO COMMENT 8:

    The Company has included disclosure in Amendment No. 1 to indicate that it has not yet identified a partner for VEC-162. Please see pages 1, 53 and 65.

-------
[*] A REQUEST FOR CONFIDENTIAL TREATMENT HAS BEEN MADE WITH RESPECT TO CERTAIN OF THE DOCUMENTS AND REPORTS FILED WITH THE COMMISSION PURSUANT TO 17 CFR 200.83.

    The Company notes the Staff's comment regarding Bristol-Myers Squibb's option but respectfully submits that the Company does not believe it is necessary to include a statement regarding BMS' option in the forefront of the prospectus summary, given that a similar statement has been included in the summary discussion of risks on page 3 in response to Comment #9 below. The Company also notes that (i) the Company can control to a large extent whether to enter into a partnering arrangement, thus terminating BMS' option and (ii) the Company has some leverage in determining when BMS has the right to exercise this option, by virtue of clause (2) of Section 3.1.2 of the VEC-162 license agreement (Exhibit 10.3 to the Registration Statement, redacted pursuant to the CTR).



9. Similarly, in the summary discussion of the risks associated with your business, disclose that your agreements with Novatis provides Novartis with the ability to terminate your agreements if you fail to meet development or commercialization milestones and that your agreement with Bristol Meyers Squibb allows Bristol Meyers Squibb to commercialize VEC-162 on its own if you have not entered into a partnership arrangement.

    RESPONSE TO COMMENT 9:

    The Company notes the Staff's comment and has revised page 4 of the Registration Statement to provide additional disclosure in the summary discussion. Please note that the Company regards certain specific dates and other information relating to the above-noted milestones and option as sensitive commercial and strategic information. Confidential treatment has been requested for this information in the CTR.



10. Supplementally explain why you believe your PG expertise is unique and how it will provide you with preferential access to compounds discovered by other pharmaceutical companies and how it will allow you to shorten the drug development timeline relative to other traditional approaches.

    RESPONSE TO COMMENT 10:

    The Company hereby supplementary informs the Staff as follows:

    Mihael Polymeropoulos, the Company's Chief Executive Officer, established and led one of the pioneering PG departments in the pharmaceutical industry at Novartis AG. Several key members of Novartis' PG department joined the Company from Novartis, and currently work at the Company. The Company is unaware of any biopharmaceutical or biotechnology company which has substantial PG expertise, other than certain of the largest, established "big pharma" companies. Additionally, as far as the Company is aware, none of the "big pharma" companies is developing its PG expertise in the way that the Company is, by applying it to the identification and development of new uses and other potential points of differentiation for the many "big pharma"-owned compounds that are stalled in their clinical development due to efficacy issues and that may consequently be available for licensing.

    The Company is a unique potential licensing and commercialization partner for any "big pharma" compound because (as far as the Company is aware) the Company is the only entity that offers substantial PG expertise and that does not compete directly with "big pharma." Accordingly, and also due to the focused application of the Company's PG expertise and the reputation and contacts of its executive and scientific teams, ["big pharma" companies have] provided preferential access to compounds that have stalled in their clinical development and that are consequently available for licensing.

    The Company's strategy of licensing in "big pharma" compounds that have stalled in their clinical development, in lieu of a strategy of identifying and developing new compounds, will shorten the Company's development timeline because the Company intends only to license in compounds which have been proven safe in Phase I clinical studies. The Company will be able to rely on the safety findings of these studies, rather than conducting them in-house, and will be able to proceed immediately to proving efficacy for these compounds in later-phase clinical studies, using its PG expertise to find efficacious uses.



Summary consolidated financial data, page 6

11. Please expand your disclosures in the introductory paragraph to clarify that in addition to the pro forma balance sheet you include pro forma net loss per share data.

    RESPONSE TO COMMENT 11:

    The Company notes the Staff's comment and has included this expanded disclosure in the Registration Statement. Please see page 6.

Risk Factors, page 8

We face substantial competition which may result in others developing or commercializing products before or more successfully than we do.

12. The information in this risk factor is too generic to be informative to an investor. Please identify the existing products that your proposed products will compete with. Also, since you are aware of other companies engaged in the development of potentially competitive products, identify those proposed products and their manufacturers and indicate, to the extent you are aware, the development stage of the proposed products.

    RESPONSE TO COMMENT 12:

    In response to the Staff's comment, the Company has revised the Registration Statement to include detailed disclosure regarding competitive compounds in the risk factor cited by the Staff. Please see pages 14 and 15.

Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our products. -- page 16.

13. We note your statement that your insurance may not fully cover potential liabilities. Please revise to disclose the limitations on your insurance coverage. Similarly, revise "If we use hazardous and biological materials in a way that causes injury or violates applicable law, we may be liable for damages."

    RESPONSE TO COMMENT 13:

    In response to the Staff's comment, the Company has included information on the Company's coverage limits in the risk factors cited by the Staff. Please see pages 17 and 21.

Our rights to develop and commercialize our product candidates are subject in part to the terms and conditions of licenses or sublicenses granted to us by other pharmaceutical companies... -- page l8.

14. We note that if you fail to meet milestones described in your licensing agreements with Novartis, your rights to develop and commercialize iloperidone and VSF-173 may terminate. Revise to describe the milestones here and in the description of the licensing agreements beginning on page 63.

    RESPONSE TO COMMENT 14:

    The Company notes the Staff's comment and has included additional descriptions of the above-noted milestones on pages 18 and 19 of Amendment No.
1. Please note that the Company regards certain specific dates and other information relating to these milestones as confidential information. Confidential treatment has been requested for this information in the CTR.


15. In the next to last sentence of the first paragraph you state that your rights to develop and commercialize iloperidone may be impaired if you do not cure breaches by Novartis and Titan of similar obligations contained in these sublicense and license agreements. This suggests that there is an outstanding breach. If so, please describe it in reasonable detail along with the steps you have taken to cure the breach. If there is no breach, please revise the language to eliminate the suggestion that there is one.

    RESPONSE TO COMMENT 15:

    In response to the Staff's comment, the language cited by the Staff has been revised on page 18 to eliminate the suggestion that we are aware of a current breach by Titan or Novartis.

A substantial number of shares of our common stock could be sold into the public markets shortly after this offering which could depress our stock price. -- page 21

16. Please revise to quantify the number of outstanding shares that will be eligible to be sold into the public markets.

    RESPONSE TO COMMENT 16:

    The Company notes the Staff's comment and has revised the risk factor as requested. Please see page 22.

Existing stockholders significantly influence us and could delay or prevent an acquisition by a third party -- page 23

17. Please expand the risk factor to discuss the risk of management entrenchment.

    RESPONSE TO COMMENT 17:

    The Company notes the Staff's comment and has expanded the risk factor as requested. Please see pages 23 and 24.

Completion of this offering may limit our ability to use our net operating loss carryforwards.--page 24

18. Please quantify the disclosure in this risk factor.

    RESPONSE TO COMMENT 18:

    This risk factor has been omitted from Amendment No. 1. Upon further review, the Company does not believe that the risks regarding net operating loss carryforwards are easily quantifiable or in any way unique to the Company.



Use of Proceeds -- page 26

19. Please refer to Item 504 of Regulation S-K. You need to significantly expand the information included in the second paragraph of the discussion to identify the specific research and potential products that you will use the proceeds for. Disclose the specific amounts that you intend to spend on each of "research," "pre-clinical development" and "clinical trials" and how far along the development spectrum that you anticipate the proceeds will enable you to go. Disclose whether material amounts of additional funding will be necessary to achieve the purposes you have identified. If so, disclose the amounts of other funds that will be necessary and the sources you will obtain them from.

    RESPONSE TO COMMENT 19:

    The Company notes the Staff's comment and has provided additional disclosure on page 26 to address this comment.


20. You say that the "balance" of the net proceeds will be used for general corporate purposes, including working capital and the acquisition of pharmaceutical products and businesses that are complementary to your own. Please be more specific about what these purposes are and the amount you will use for each purpose. We may have additional comments after reviewing your response.

    RESPONSE TO COMMENT 20:

    The Company notes the Staff's comment but respectfully submits that it does not have a definitive plan for how the remaining net proceeds will be allocated. Rather, management will have discretion to allocate this remainder for general purposes or for the acquisition or licensing of product candidates or businesses to the extent management believes such acquisitions or licenses would be in the Company's best interests and are capable of being consummated effectively.



Capitalization, page 27

21. It appears that your pro forma capitalization table should include the Series B Preferred Stock issued on December 9, 2005. Please revise your disclosures or disclose, and explain to us, why the Series B Preferred Stock issued on December 9, 2005 is excluded from the pro forma capitalization table. Your pro forma column should give effect to events that have taken place and the pro forma as adjusted column should include events that are contingent on the offering.

    RESPONSE TO COMMENT 21:

    The Company notes the Staff's comment. All capitalization numbers are now current as of December 31, 2005 and account for the December 9, 2005 issuance of the Company's Series B Preferred Stock. In addition, the Company supplementally informs the Staff that the Company has not issued any securities, other than option grants to employees, since December 31, 2005.


22. Please refer to your tabular disclosures. It appears that the solid lines before and after "Accumulated deficit" should be moved to the "Total capitalization" line item. Please revise or advise us.

    RESPONSE TO COMMENT 22:

    The Company notes the Staff's comment and has revised the table as requested.

Dilution, page 28

23. It appears that the pro forma net tangible book value amounts should include the Series B Preferred Stock issued on December 9, 2005. Please revise your disclosure or disclose, and explain to us, why the Series B Preferred Stock issuance is excluded from the pro forma amounts.

    RESPONSE TO COMMENT 23:

    The Company notes the Staff's comment. All pro forma net tangible book value amounts in the Registration Statement are now current as of December 31, 2005 and account for the December 9, 2005 issuance of the Company's Series B Preferred Stock.


Management's discussion and analysis of financial condition and results of operations Overview, page 32

24. We note that while you are unable to estimate the specific timing and future costs of your clinical development program, your Phase III trials for Iloperidone began in November 2005 and you expect them to be completed by early 2007. If these trials are successful, you believe that the related data will support US and European regulatory filings. Please disclose the following information for your research and development activities related to Iloperidone:

    a. The nature, timing and estimated costs of the efforts necessary to complete this project;

    b. The consequences to operations, financial position and liquidity if this project is not completed timely;

    c. The period in which material net cash inflows from this project are expected to commence assuming successful filings with US and European regulators.

Regarding a., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate. Please revise your contractual obligations and commitment disclosures starting on page 44, as appropriate.

    RESPONSE TO COMMENT 24:

    The Company notes the Staff's comment and has revised Management's discussion and analysis of financial condition and results of operations in response to this comment. Please see pages 34 and 46.

Critical accounting policies

Revenue recognition, page 48

25. We note that you discuss revenue earned under research and development contracts. It appears that these types of contracts are no longer material since you disclose that Vanda completed its obligations under these types of consulting agreements during the year ended December 31, 2004, and no longer seeks such arrangements. Please clarify why revenue earned under research and development contracts is a critical accounting policy to explain this inconsistency. If you believe this revenue recognition policy is critical, it appears that an output-based approach is the appropriate model to estimate performance under the contract rather than using an input measure, such as cost. If costs incurred compared to total estimated costs over the development period approximates the proportion of the value of the services provided compared to the total estimated value over the development period, please clarify your disclosure. Revise your disclosures in Note 2 to the consolidated financial statements, as appropriate.

    RESPONSE TO COMMENT 25:

    The Company notes the Staff's comment and has deleted the revenue recognition policy from the Registration Statement.

Business -- page 51

Potential advantages of iloperidone -- page 54

26. In the carryover paragraph at the top of page 55 you reference "market research we conducted with LEK Consulting." Rule 436 of Regulation C indicates that where a report of an expert is summarized in the registration statement, the written consent of the expert summarized in the document shall be filed as an exhibit to the registration statement. Please include the written consent of LEK Consulting in your first amendment to the registration statement. Also, please provide us with a copy of the document you are summarizing.

    RESPONSE TO COMMENT 26:

    The Company notes the Staff's comment and has filed, as Exhibit 23.3 to the Registration Statement, the consent of LEK Consulting. The enclosed binder of documents on which the Company is relying contain the LEK documents the Company cites in the Registration Statement.

License Agreements -- page 63

27. We note that you have not yet filed the license agreements described under this heading. Please file them with your first amendment. We may have comments regarding the disclosure about these agreements once we review them.

    RESPONSE TO COMMENT 27:

    The Company notes the Staff's comment and has filed the license agreements as Exhibits 10.2, 10.3 and 10.4 to the Registration Statement. These agreements have been redacted pursuant to the CTR.


28. We note your use of BMS' right to commercialize VEC-162 on its own if you have not entered into a partnering arrangement after the completion of the Phase III program as an example of BMS' rights with respect to VEC-162. All of BMS' material rights and obligations, as well as your material rights and obligation, should be described in this discussion. Please revise to describe all rights and obligations or revise to clarify that this in BMS' only material right under the agreement.

    RESPONSE TO COMMENT 28:

     In response to the Staff's comment, the Company has revised the disclosure on pages 18 and 19, and 65 and 66 of the Registration Statement to add descriptions of BMS' other material rights.



Patent and proprietary rights; Hatch-Waxman protection -- page 69

29. Please explain what a "new chemical entity" patent is and differentiate it from other patents.

    RESPONSE TO COMMENT 29:

    In response to the Staff's comment, the Company has added such an explanation in Amendment No. 1. Please see page 71.



Management -- page 72

Executive compensation -- page 76

30. Please update this disclosure to include 2005 compensation information, as well as the 2004 information.

    RESPONSE TO COMMENT 30:

    Amendment No. 1 provides this compensation information for 2005 as well as 2004.


Principal stockholders -- page 86

31. Please identify the natural person holding voting and ownership control over the shares owned by each non-natural person included in the ownership table.

    RESPONSE TO COMMENT 31:

    Except for Biomedical Sciences Investment Fund Pte. Ltd., in all cases where shares of the Company are owned by a non-natural person, voting and ownership control of such shares is determined by the vote or consent of the natural persons who are members of a controlling partnership or other controlling entity, and the natural persons who are voting members of each such controlling partnership or entity are disclosed in Amendment No. 1.

    Biomedical Sciences Investment Fund Pte. Ltd. is wholly owned by EDB Private Investments Limited, which is itself wholly owned by the Economic Development Board of Singapore, a Singapore government agency. Additionally, the Company that manages the investments held by Biomedical Sciences Investment Fund Pte. Ltd., Bio*One Capital, is itself wholly owned by the Economic Development Board of Singapore. We have been advised by representatives of Bio*One Capital that, while the natural persons who are officers and directors of Bio*One Capital are publicly known, the identity of the individuals who vote or consent regarding the acquisition or divestiture of any securities held by Biomedical Sciences Investment Fund Pte. Ltd., including the securities of the Registrant, is classified information of the government of Singapore.



32. Please refer to footnotes 10-14 in which a number of your directors disclaim beneficial ownership of securities held by non-natural persons "except to the extent of his pecuniary interest therein." Item 403(a) of Regulation S-K requires directors to disclose their beneficial ownership interest in the registrant. Accordingly, please revise the footnotes to disclose the amount of each named person's pecuniary interest in the securities of the registrant.

    RESPONSE TO COMMENT 32:

    The Company notes the Staff's comment, but respectfully submits that the pecuniary interest, if any, of each named person in the Company's shares is incapable of being determined at this point in time. Each such person's interest in the Company's shares is held indirectly, by way of an equity interest in one or more controlling partnerships or other entities that, in turn, hold interests in the funds or other entities named in the respective footnotes to the principal stockholders' table. Whether or not any such person has, or ultimately will have, any pecuniary interest in such Company shares depends on a number of factors, including the financial performance of the respective funds and the amount of capital that such funds ultimately return to their investors. In addition, the specific pecuniary interest of each named person in his applicable controlling partnership or other entity, as well the interest of each controlling partnership or other entity in the funds named in the principal stockholders' table, have not been disclosed to the Company and such information is considered to be confidential information of the respective funds.



Consolidated Financial Statements

Statements of Changes in Stockholders' Equity, page F-5

33. You disclose in Note 1 to the consolidated financial statements that Vanda was founded in November 2002 and commenced operations on March 13, 2003. Please disclose, and explain to us, why Vanda was founded and commenced operations with no stock. Please confirm that Care Capital LLC did not incur any expenses on your behalf from the date you were founded through the date you commenced operations. Please expand your disclosures in selected consolidated financial data section to clarify why a December 31, 2002 balance sheet is not presented. If Vanda had no (or nominal) assets or liabilities as of December 31, 2002, please include a statement to disclose this fact.

    RESPONSE TO COMMENT 33:

    The Company supplementally informs the Staff that the Company did not commence operations until March 13, 2003, the date on which it first issued capital stock. While the Company was legally incorporated in November 2002, the final business decision to start the Company's operations was not made until March of 2003. In the interim, the Company did not engage in any business activities.

    The Company supplementally confirms to the Staff that Care Capital did not incur any expenses on the Company's behalf prior to March 13, 2003.

    The Company has included additional disclosure in the consolidated financial statements to make clear that the Company had no assets or liabilities prior to March 13, 2003.



Notes to Consolidated Financial Statements

Note 6, Commitments, page F-23

34. We note that amounts paid to clinical research organizations and other outside contractors represented approximately 80% of direct costs for 2004 and the nine months ended September 30, 2005. However, related disclosure appears to be limited. Please disclose the principal terms of the related clinical agreements, including compensation arrangements, duration and contingent obligations. We note that you excluded amounts related to the agreements with clinical organizations from the table of contractual obligations because these arrangements can be terminated without penalty. Explain more specifically your obligation under these termination provisions.

    RESPONSE TO COMMENT 34:

    In response to the Staff's comment, the Company has revised the financial pages and Management's discussion and analysis of financial condition and results of operations accordingly. Please see pages 46 as well as F-28 and F-24.



Note 8, Preferred and Common Stock, page F-24

Conversion, page, page F-25

35. Please disclose, and explain to us, how the $1.23 conversion price per share for the Series B Preferred Stock will be subject to adjustment from time to time, e.g. amount of adjustment, frequency and triggering events. Tell us how these adjustments were considered in your accounting for these instruments.

    RESPONSE TO COMMENT 35:

    The Company has revised the financial pages of the Registration Statement in response to the Staff's comment. Please see page F-26. The Company did not account for adjustments to the conversion price in the event that it issues shares of common stock (or securities convertible into or exercisable for common stock) at a price per share below the applicable conversion price then in effect. The Company did not account for any such adjustments because no such adjustments have occurred and such adjustments are unlikely to occur. If such an adjustment does occur, the Company will account for the change in conversion price.



Note 9, Beneficial Conversion Feature--Series B Convertible Preferred Stock, page F-26

36. You concluded that the issuances of Series B Convertible Preferred Stock in September and December 2005 resulted in a beneficial conversion feature. However, it appears that you concluded that the issuance of Series B Convertible Preferred Stock in September 2004 did not result in a beneficial conversion feature despite your retroactive fair value reassessment of your common stock for all options granted after December 2003. You indicate that this reassessment was based on discussions with your investment bankers, which began in November 2005. Please explain this apparent inconsistency.

    RESPONSE TO COMMENT 36:

    Please see the response enclosed with this letter as Exhibit A, which discusses in detail the methodology underlying our differing accounting treatment of the issuances of Series B Preferred Stock in 2004 and 2005.

Note 10, Management Equity Plan, page F-28

37. We note that you have not disclosed an estimated offering price. We are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and we may have further comment in this regard when the amendment containing that information is filed. In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2004 through the date of your response and provide the following information separately for each equity issuance:

    a.  The date of the transaction;

    b.  The number of shares issued or options granted;

    c.  The exercise price or per share amount paid;

    d. Management's fair market value per share estimate and how the estimate was made;

    e. An explanation of how the fair value of the convertible preferred stock and common stock relate;

    f. The identity of the recipient, indicating if the recipient was a related party;

    g.  Nature and terms of concurrent transactions; and,

    h.  The amount of any compensation or interest expense element.

    Also, progressively bridge management's fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis. Provide us with a chronology of events leading to the filing of your IPO including when discussions began with potential underwriters.

    Additionally, please provide the disclosures suggested by the AICPA Audit and Accounting Practice -- Valuation of Privately Held-Company Equity Securities Issued as Compensation.

    RESPONSE TO COMMENT 37:

    Please see the response enclosed with this letter as Exhibit A.

                                     * * * *

Please do not hesitate to contact me at (781) 795-3670 if you have any questions or would like additional information regarding this matter.

Very truly yours,

Gunderson Dettmer Stough Villeneuve
   Franklin & Hachigian, LLP

/s/ STEVEN L. BAGLIO

cc: Mihael H. Polymeropoulos, M.D., Vanda Pharmaceuticals Inc.
    William D. Clark, Vanda Pharmaceuticals Inc.
    Steven A. Shallcross, Vanda Pharmaceuticals Inc.
    Jay K. Hachigian,Gunderson Dettmer Stough Villeneuve Franklin & Hachigian,
         LLP
    Gregg A. Griner, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian,
         LLP
    Richard Truesdell,Davis Polk & Wardwell
    Dana Willis, Davis Polk & Wardwell

                                    EXHIBIT A

                                     TO THE
                         FEBRUARY 16, 2006 LETTER TO THE
                       SECURITIES AND EXCHANGE COMMISSION
                                  REGARDING THE
                      REGISTRATION STATEMENT ON FORM S-1 OF
                           VANDA PHARMACEUTICALS INC.
                           FILED ON DECEMBER 29, 2005

                             RESPONSE TO COMMENT 37

Equity Issuances

The following is an itemized chronological schedule covering all equity instruments issued by the Company since January 1, 2004:

                                                                              FAIR MARKET
                                                                             VALUE ESTIMATE
                                      NUMBER OF SHARES     EXERCISE PRICE     (PER COMMON
DATE OF         TYPE OF EQUITY         ISSUED/OPTIONS       OR PER SHARE         SHARE)             EXPENSE OR
ISSUANCE           ISSUANCE               GRANTED            AMOUNT PAID          (a)                 CHARGE
--------      ------------------      ----------------     --------------    --------------        ----------------
02/20/04      Warrant                    121,500               $0.40             $0.48             $27,945  (b)
06/15/04      Employee Options           11,400                $0.40 (e)         $0.97             $6,500  (c)
09/01/04      Employee Options           303,400               $0.40 (e)         $1.23             $252,000  (c)
09/28/04      Series B Preferred         15,040,654            $1.23             $1.23             $         -
              Stock
12/06/04      Employee Options           2,573                 $0.40 (e)         $1.72             $3,000  (c)
02/10/05      Employee Options           694,739               $0.10             $3.18             $2,146,000  (c)
04/05/05      Employee Options           92,000                $0.10             $4.83             $435,000  (c)
08/15/05      Employee Options           51,500                $0.10             $5.09             $257,000  (c)
09/28/05      Employee Options           2,055,272             $0.10             $5.09             $10,256,000  (c)
09/28/05      Series B Preferred         15,040,654            $1.23             $5.09             $18,500,000 (d)
              Stock
10/03/05      Employee Options           3,000                 $0.10             $5.19             $15,000  (c)
11/14/05      Employee Options           275,000               $0.25             $5.19             $1,356,000  (c)
12/09/05      Series B Preferred         12,195,129            $1.23             $5.19             $15,000,000 (d)
              Stock
12/29/05      Employee Options           1,187,763             $1.43             $5.19             $4,466,000  (c)
01/19/06      Employee Options           18,333                $1.43             $5.19             $  TBD  (f)

Notes:

(a)  Refer to Annex 1 for Common Stock Valuation Assessment Work Sheet.

(b)  Represents general and administrative expense for consulting services.

(c) Represents total deferred stock-based compensation expense at date of issuance.

(d)  Represents beneficial conversion charge.

(e) In February 2005, the Board of Directors approved a modification to all outstanding granted stock option awards, repricing the options from their original exercise price of $0.40 to $0.10. According to FIN 44, the result of such a modification is to account for the modified stock option awards as variable from the date of the modification to the date the awards are exercised, forfeited, or cancelled. The Company remeasured the modified awards that were outstanding at the end of each quarter during the year ended December 31, 2005, resulting in deferred stock compensation expense of $1,703,000. Compensation expense related to the remeasurement of modified stock options was approximately $3,120,000 for the year ended December 31, 2005. The charges related to modification of these options are not included in the table above.

(f) Represents option grant on 1/19/06. The expense recorded will be determined once management has completed its evaluation of assumptions to be used under FAS 123R.

Terms of Options

On June 15, 2004, September 1, 2004, December 6, 2004, February 10, 2005, April 5, 2005, August 15, 2005, September 28, 2005, October 3, 2005, November 14, 2005
and December 29, 2005, the Company issued to employees and one director options to acquire Common Stock. Options generally have a term of 10 years from the date of grant and vest over four years. With the exception of a grant made to one director on December 29, 2005, the first 25% of each option grant will vest upon the completion of 12 months of continuous service from the date the options are granted. These options will then continue to vest monthly for the remaining three years of the vesting period. With respect to the option grant made to one director the option award will vest monthly for forty-eight months.

Terms of Warrant

In February 2004 the Company issued warrants to a consultant to purchase 121,500 shares of the Company's Common Stock at an exercise price of $0.40 per share. The warrants were immediately exercisable, and the expiration date is February 20, 2014. The determination of the exercise price was the product of an arm's-length negotiation between the Company and the consultant. The estimated fair value of the common stock at the date of grant was $0.40. The warrants were valued using the Black-Scholes option pricing model at $0.23 per share based on the estimated fair value of the common stock of $0.40. The aggregate value of $27,945 was recorded as general and administrative expense for the year ended December 31, 2004. An adjustment of approximately $30,000 to record the additional expense based on the retrospective fair market value of the warrants of the underling Common Stock was not recorded and deemed to be immaterial by the Company.

Terms of Series B Preferred Stock

On September 28, 2004 and 2005, and December 9, 2005, the Company issued an aggregate of 42,276,437 shares of its Series B Preferred Stock to Care Capital Investments II, LP, Care Capital Offshore Investments II, LP, BioMedical Sciences Investment Fund PTE LTD, Domain Partners VI, L.P., DP VI Associates, L.P., Prospect Venture Partners II, L.P. Prospect Associates II, L.P., Rho Ventures IV, L.P., Rho Ventures IV GmbH & Co. Beteiligungs KG, Rho Ventures IV
(QP), L.P., Rho Management Trust I, and Medimmune Ventures, Inc. The sales price for the September 28, 2004 Series B Preferred Stock was the product of an arm's-length negotiation between the Company and the investors. The sales price for the September 28, 2005 and the December 9, 2005 Series B Preferred Stock was determined at September 28, 2004. Under the terms of the September 28, 2005 and December 9, 2005 Series B Preferred Stock purchase agreements the existing shareholders were not required to participate in the financings. The purchase price of the Series B Preferred Stock was $1.23 for all issuances.

The holders of the preferred stock are entitled to vote, together with the holders of Common Stock, on all matters submitted to stockholders for a vote. In addition, the holders of the Series B Preferred Stock are entitled to elect three of the Company's directors as long as a certain number of shares of Series B Preferred Stock remain outstanding. The holders of the Series B Preferred Stock are entitled to receive dividends, when and as declared by the Board of Directors and out of funds legally available and on parity with the holders of the Common Stock and any such dividend shall be distributed ratably among the holders of the Common Stock and the holders of the Preferred Stock as if all shares of Preferred Stock were to convert into Common Stock. The rights to such dividends shall not be cumulative and no right shall accrue to holders of Preferred Stock. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, after payment of the debts and other liabilities of the Company, the holders of the then outstanding Series B Preferred Stock shall be entitled to receive, on a pari passu basis out of the assets of the Company, an amount equal to the liquidation preference. The liquidation preference per share of the Series B Preferred Stock is the greater of the original Series B purchase price or the amount per share of Series B Preferred Stock that the holder of the number of shares of Common Stock issuable upon conversion thereof would receive upon any such liquidation. The Series B Preferred Stock converts into Common Stock on a one-for-one basis.

Fair Market Value Per Share Estimates:

The Company's Board of Directors used its reasonable and best judgment in estimating the value of Common Stock at the date of each grant. On the date of each grant, the Board considered all relevant factors including recent stock issuances, the current financial condition of the Company, its stage of development and progress in executing its business plan, its progress in developing its proposed products and the lack of a public market for its securities. Since the Company's inception in 2003, it has devoted substantially all of its efforts to the research, development, and clinical trials of its proposed products, in-licensing compounds, raising capital, and recruiting new employees. The Company continues to be a "development stage enterprise," and has not yet had any revenue from product sales. Given the uncertainty of the success of the Company's proposed products, significant unexpected risk exists regarding the value of the Company's Common Stock at any point in time. Establishing an estimated fair market value of the Company's Common Stock as a basis for determining the exercise price for options required considerable judgment in each case. In November 2005, the Company retained an independent valuation firm to determine the fair market value per share of the Common Stock as of December 2005. The valuation report gave an opinion as to the fair market value per share of the common stock of the Company as a going concern and not necessarily the value of the Company as a possible merger or sale candidate or in an initial public offering. The valuation report presented to the Company was the basis for determining the exercise price for the December 29, 2005 option grants. The valuation report dated December 9, 2005 is attached as Annex 2.

The per share purchase prices of the Preferred Stock issued since the Company's inception were established through a one-time arm's length negotiation as discussed above. Considering the illiquidity of the Common Stock, underlying stock options, and the liquidation preferences, redemption rights, and other rights of the Preferred Stock, which are superior to the Common Stock, the Company originally valued the Common Stock at a percentage of the value of the Preferred Stock.

The Company initially believed that the exercise price of all stock options was the actual fair value of the underlying Common Stock on each of the respective grant dates based on information available at each grant date. Since then, in connection with the filing of the Company's registration statement and the preparation of the financial statements included therein, the Company reviewed the pricing of all stock options granted. With the benefit of hindsight, the Company has considered the proximity of its projected public offering and has retroactively increased the estimated fair value of the Common Stock and recorded current and deferred stock-based compensation for options issued as well as beneficial conversion charges as deemed dividends in 2004 and 2005.

Because of the lack of a public trading market for the Common Stock, the Company used the following approach in estimating fair values for its Common Stock. The Company received valuations from several investment banks in November 2005 in preparation for a potential IPO in March 2006. The investment banks provided estimates to the Company of valuations on a pre-IPO basis. Based on the average of these valuations, the Company believes its pre-IPO valuation to approximate $300 million, which represents a value per Common Share on a fully-diluted basis of approximately $5.19 per share. The Company retroactively valued the Common Stock by discounting the estimated IPO price based on the timing and probabilities of major milestones or events compared to the estimated IPO price.

The estimated fair market value for the Company was then split between the Company's two lead programs. This value assignment was based on a discounted cash flow assessment that was supported by detailed market studies performed by the Company's consultants (L.E.K.) as well as operating expense assumptions developed by the Company. The estimated fair market value of the Company was assigned to the Iloperidone (77%) and VEC-162 (23%) product candidates. Based on the estimated fair values of the Common Stock determined using these assumptions, the Company has recorded current and deferred stock-based compensation as well as beneficial conversion charges as described below.

Valuation Rationale for Common Stock Fair Value Estimates:

The estimated total fair market value of the Company is derived from three significant drivers: 1) obtaining and enhancing the value of the license agreements for Iloperidone and VEC-162 during 2004; 2) developing these two compounds through Phase II (VEC-162) and III (Iloperidone and VEC-162) clinical trials; and 3) hiring key personnel for the period 2004 through 2005 to develop the Company's portfolio of compounds and move them through clinical development, and position the Company for commercial growth. The Company accorded a different weight to each of these drivers (30%, 60% and 10%, respectively) based on their estimated relative importance to creating company value. The changes in estimated valuation for the Company's Common Stock are based on achieving success for the key drivers as they are described below.

      1. License agreements. Value for each license agreement was assigned when the agreement was initially signed between the Company and the licensor. A greater percentage of value was assigned to Iloperidone compared to VEC-162 because Iloperidone was further along in the development process. As additional quantitative and qualitative data analysis was performed on the clinical trial results originally conducted by the innovators, the Company was able to rapidly develop a clinical development strategy of its own and execute on those plans during 2004 and 2005. The value for each license agreement increased from the period when the agreements were first entered into through the end of 2005. Given the importance of these license agreements and the opportunity for the Company to develop these compounds into drugs for commercial sale this key factor was accorded an overall estimated weight of 30% of the Company's estimated fair market value.

      2. Clinical trials. The Company believes that success in its Phase II and III clinical trial development programs is the key driver in creating Company value. The Company has made several observations related to the clinical trials previously conducted by the licensors and has effectively utilized these findings to develop its clinical development strategy. Some of the opportunities identified relate to clinical trial design and execution. As a result, strategies were developed and incorporated into new clinical trial program protocols for the Company's ongoing and future clinical trials. In a series of meetings with the FDA, matters related to the Company's clinical trial design programs were discussed and subsequently agreed to by the FDA. These endorsements are important since they support the clinical strategy necessary for future regulatory filings. Consistent with the way in which value was assigned to license agreements, the progress made by the Company for its compounds in clinical development has also resulted in an increase in the value of the Company for the period beginning June 2004 through the end of 2005. This factor was accorded an overall estimated weight of 60% of the Company's estimated fair market value.

      3. Strong management and infrastructure. The Company has put in place a strong management and research and development team. During the Company's development period, beginning with the hiring of CEO, Mihael Polymeropoulos, M.D., the Company installed a team of expert scientists that were positioned to immediately conduct research and clinical development activities. These activities helped to create immediate value for the Company beginning in early 2004. Additional value was created following the hiring of other key personnel, such as the Chief Business Officer, VP of Regulatory Affairs, VP of Manufacturing, and Chief Financial Officer. This factor was accorded an overall estimated weight of 10% of the Company's estimated fair market value.





Calculated fair values for the Company's Common Stock as well as the current and deferred stock-based compensation and beneficial conversion charges are summarized below.

  Quarter               Common
  Ending/               Stock
Transaction             Fair
  Date                  Value      Rationale for Valuation and Related Charges
  ----                  -----      -------------------------------------------
March 31, 2004         $0.69       The Company had not acquired any of the license agreements that are currently held, but it did have a solid core of management personnel in place. At this point in time a core group of eight senior managers of a total of eighteen employees was hired. Management estimates that 25% of the value weighted towards the management key driver was in place through
                                   Q1-2004. This results in an enterprise value of $7.5 million, or $0.69 per common share.

February 20, 2004                  Grant of warrants to an accredited investor for the purchase of up to
                                   121,500 common shares of the Company. The exercise price of the warrants of
                                   $0.40. The warrants were valued using the Black Schole's option pricing model at $0.23 and the aggregate value of $27,945 was recorded as general and administrative


                                   expense.

June 30, 2004        $0.97         The license for VEC-162 was obtained.  The Company started a research and
                                   Phase II clinical development program.  Quantitative and qualitative data analysis work was conducted on the clinical trial results provided by the licensor.  As a result, 5% of the value was assigned to both the license agreement and clinical trial drivers.

                                   There were no significant changes to management, thus no change to the value of the management driver.

June 15, 2004                      Grant of 11,400 stock options to employees of the Company.  The Common Stock valuation is based on the Company's model using percentages of 5% for
                                   VEC-162 licensing, 5% for VEC-162 clinical trial activities and 25% for management.  This results in an enterprise value of $10.6 million, or $0.97 per common share.  Based on the difference between the exercise price of the options of $0.40 and the estimated fair market value of the Common Stock of
                                   $0.97 on June 15, 2004, the Company recorded a deferred stock-based compensation charge of $6,500.

September 30, 2004   $1.23         The license for Iloperidone was obtained.  The Company started a research and Phase III clinical development program.  Quantitative and qualitative data analysis work was conducted on the clinical trial results provided by
                                   the licensor.     Though a higher initial value was assigned to Iloperidone
                                   compared to VEC-162, only 7% of the value for Iloperidone was assigned to the license agreement and clinical trial drivers because this was the first quarter in which formal clinical development activities were started by the
                                   Company.

                                   Clinical development activities continued on VEC-162, but did not have sufficient progress that would warrant an increase in value.  Preparation work was underway for a Q4 FDA guidance meeting.

                                   The Chief Business Officer was hired in August 2004, which together with the development of the recently hired scientific staff resulted in an increase to the management driver from 25% to 50%.  There were no other significant changes to management that the Company deemed to impact the value of the
                                   Company until 2005.

                                   An increase in value for the quarter was also supported by the first closing of Series B Preferred Stock financing for $18.5 million, or $1.23 per
                                   share.   This financing included the addition of four new outside
                                   investors.  The terms of the financing were the product of an arm's-length negotiation between the Company and the investors.

September 1, 2004                  Grant of 303,400 stock options to employees of the Company.  The Common
                                   Stock valuation is based on the Company's model using percentages of 7% and
                                   5% for Iloperidone and VEC-162 licensing, respectively, 7% and 5% for
                                   Iloperidone and VEC-162 clinical trial activities, respectively and 50% for management.  This results in an enterprise value of $32.4 million, or $1.23 per share of Common Stock.  Based on the difference between the exercise price of the options of $0.40 and the estimated fair market value of the
                                   Common Stock of $1.23 on September 1, 2004, the Company recorded a deferred stock-based compensation charge of $252,000.

September 28, 2004                 Issuance of 15,040,654 shares of Series B Preferred Stock to two existing and four new investors at $1.23 per share, which was at the estimated fair market value of the Company's Common Stock on September 28, 2004.  The
                                   Series B Preferred Stock is convertible into Common Stock on a one-for-one basis.

December 31, 2004    $1.72         The Company conducted its initial guidance meeting with the FDA regarding its VEC-162 clinical program.  The successful outcome of the meeting resulted in an increase in value for the VEC-162 license agreement and clinical trial drivers to 15%. Clinical development activities continued for the Company's VEC-162 Phase II clinical trial program.

                                   Iloperidone clinical development activities continued and the Company continued to review and further understand the clinical trial design results for clinical trials previously conducted by the licensor.  The Company also continued work on its pharmacogenetic strategy for its future Phase III clinical program.  This progress results in an increase of the license agreement and trial drivers to 10%.

December 6, 2004                   Grant of 2,573 stock options to employees of the company.  The Common Stock valuation is based on the Company's model using percentages of 10% and 15%
                                   for Iloperidone and VEC-162 licensing, respectively, 10% and 15% for
                                   Iloperidone and VEC-



                                   162 clinical trial activities, respectively and 50% for management.  This results in an enterprise value of $45.1 million, or $1.72 per share of Common
                                   Stock.  Based on the difference between the exercise price of the options of
                                   $0.40 and the estimated fair market value of the Common Stock of $1.72 on
                                   December 6, 2004, the Company recorded a deferred stock-based compensation charge of $3,000.


March 31, 2005       $3.18         The Company began to generate additional data from prior Iloperidone clinical trials that were conducted by the licensor. Issues related to dosing, drop-out rates and statistical analysis methods were evaluated and strategies developed to address opportunities to improve the outcome of future clinical trials. This information increased the value of the license agreement and clinical trial drivers to 30% and 20%, respectively.

                                   Modest progress was also made for VEC-162 regarding its Phase II development activities.  The value of the license agreement remained at 20% and the clinical trial driver increased to 25%.

                                   Management continued to make progress by adding key scientific personal, developing its overall development strategy, and making job offers for the
                                   VP of Regulatory Affairs and VP of Manufacturing.  This resulted in an increase to the management value driver to 75%

February 10, 2005                  Grant of 694,739 stock options to employees of the Company.  The Common
                                   Stock valuation is based on the Company's model using percentages of 30% and
                                   20% for Iloperidone and VEC-162 licensing, respectively, 20% and 25% for
                                   Iloperidone and VEC-162 clinical trial activities, respectively and 75% for management.  This results in an enterprise value of $85.5 million, or $3.18 per share of Common Stock.  Based on the difference between the exercise price of the options of $0.10 and the estimated fair market value of the
                                   Common Stock of $3.18 on February 10, 2005, the Company recorded a deferred stock-based compensation charge of $2,146,000.

June 30, 2005        $4.83         An FDA general guidance meeting was held to discuss the future Iloperidone
                                   Phase III clinical trial and the Pharmacogenetic element of the study.  The meeting was deemed to be a success because agreement was reach with the FDA on the Company's


                                   Phase III clinical trial protocol for the trial and the specifics related to product labeling for pharmacogenetics.  As a result of this meeting the
                                   Company increased the value of the trial and license agreement drivers to 40%
                                   each.

                                   VEC-162 completed a successful Phase II clinical trial by meeting its predefined clinical end-points resulting in both the license agreement and clinical trial drivers increasing in value to 40% each.

April 5, 2005                      Grant of 92,000 stock options to employees of the Company.  The Common Stock valuation is based on the Company's model using percentages of 40% and 40%
                                   for Iloperidone and VEC-162 licensing, respectively, 40% and 40% for
                                   Iloperidone and VEC-162 clinical trial activities, respectively and 75% for management.  This results in an enterprise value of $130.5 million, or $4.83 per share of Common Stock.  Based on the difference between the exercise price of the options of $0.10 and the estimated fair market value of the
                                   Common Stock of $4.83 on April 5, 2005, the Company recorded a deferred stock-based compensation charge of $435,000.

September 30, 2005   $5.09         An Iloperidone Phase II(b) and statistical guidance meeting was held with the FDA.  The meetings resulted in agreement on how the Company would conduct its Phase III pivotal clinical trial and method of statistical analysis that would be used to evaluate the data at the conclusion of the study.  This resulted in an increase in the license agreement and clinical trial drivers to 75% each.

                                   Based on the positive VEC-162 Phase II results the Company initiated clinical development activities for a Phase III clinical trial.  These results increased the weight of the license agreement and clinical trial drivers to 75% each.

                                   An increase in value for the quarter was also supported by the second closing of the Series B Preferred Stock financing for $18.5 million, or
                                   $1.23 per share.   This financing included the participation of all existing
                                   investors and demonstrated a level of investor confidence that both compounds were progressing as expected.  The terms of the financing were the product of an arm's-length negotiation that took place in September 2004 between the Company and the investors.


August 15, 2005                    Grant of 51,500 stock options to employees of the Company.  The Common Stock valuation is based on the Company's model using percentages of 75% and 75%
                                   for Iloperidone and VEC-162 licensing, respectively, 75% and 75% for
                                   Iloperidone and VEC-162 clinical trial activities, respectively and 75% for management.  This results in an enterprise value of $225.0 million, or $5.09 per share of Common Stock.  Based on the difference between the exercise price of the options of $0.10 and the estimated fair market value of the
                                   Common Stock of $5.09 on August 15, 2005, the Company recorded a deferred stock-based compensation charge of $257,000.

September 28, 2005                 Grant of 2,055,272 stock options to employees of the Company. Based on the difference between the exercise price of the options of $0.10 and the estimated fair market value of the Common Stock of $5.09 on September 28,
                                   2005, the Company recorded a deferred stock-based compensation charge of
                                   $10,256,000.

September 28, 2005                 Issuance of 15,040,654 shares of Series B Preferred Stock to all existing investors at $1.23 per share, which was below the estimated fair market value of the Company's Common Stock of $5.09 on September 28, 2005.  The
                                   Series B Preferred Stock is convertible into Common Stock on a one-for-one basis.  Accordingly, the Company recorded a "non-cash beneficial conversion charge" in the form of a deemed dividend in the amount of  $18.5 million for the difference between the estimated fair market value and the issue price at the date of issuance of the Preferred Stock.  The beneficial conversion charge is limited to the total proceeds received for the Preferred Stock issuance.

December 31, 2005    $5.19         Iloperidone began its Phase III trials and VEC-162 continued to make
                                   progress with clinical development activities.   The overall success for
                                   both compounds resulted in the increase in both the license agreement and trial drivers to 100% of its estimated fair value.  This is consistent with the Company obtaining its valuations from multiple investment bankers
                                   (described above).

                                   The hiring of a Chief Financial Officer, the approval of the investment bankers for an IPO, and organizing an IPO organizational meeting with all necessary parties (underwriters, lawyers, and accountants) resulted in the increase of the

                                   management driver to 100% of its estimated fair value.

October 3, 2005                    Grant of 3,000 stock options to employees of the Company.  The Common Stock valuation is based on the Company's model using percentages of 100% and 100%
                                   for Iloperidone and VEC-162 licensing, respectively, 100% and 100% for
                                   Iloperidone and VEC-162 clinical trial activities, respectively and 100% for management.  This results in an enterprise value of $300.0 million, or $5.19 per share of Common Stock.  Based on the difference between the exercise price of the options of $0.10 and the estimated fair market value of the
                                   Common Stock of $5.19 on October 3, 2005, the Company recorded a deferred stock-based compensation charge of $15,000.

November 14, 2005                  Grant of 275,000 stock options to employees of the Company. Based on the difference between the exercise price of the options of $0.25 and the estimated fair market value of the Common Stock of $5.19 on November 14,
                                   2005, the Company recorded a deferred stock-based compensation charge of
                                   $1,356,000.

December 9, 2005                   Issuance of 12,195,129 shares in a third closing of the Series B Preferred
                                   Stock financing to all existing investors at $1.23 per share, which was below the estimated fair market value of the Company's Common Stock of $5.19 on December 9, 2005.  The Series B Preferred Stock is convertible into
                                   Common Stock on a one-for-one basis.  Accordingly, the Company recorded a
                                   "non-cash beneficial conversion charge" in the form of a deemed dividend in the amount of  $15.0 million for the difference between the estimated fair market value and the issue price at the date of issuance of the Preferred
                                   Stock.  The beneficial conversion charge is limited to the total proceeds received for the Preferred Stock issuance.
December 29, 2005
                                   Grant of 1,187,763 stock options to employees of the Company. Based on the difference between the exercise price of the options of $1.43 and the estimated fair market value of the Common Stock of $5.19 on December 29,
                                   2005, the Company recorded a deferred stock-based compensation charge of
                                   $4,466,000.


Mechanics of per share calculation

The fully-diluted shares outstanding as of each quarter end were used to determine the estimated fair market value per share of the Company's Common Stock. Along with the Common Stock outstanding, the equity equivalents included in the fully-diluted shares calculation are Series A (issued in 2003) and Series B Convertible Preferred Stock, stock options, and warrants.



AICPA Audit and Accounting Practice - Valuation of Privately-Held-Company Equity Securities Issued as Compensation Disclosure

As result of the retrospective review of the fair market value of its Common Stock the Company has disclosed in the Critical Accounting Policy section of the Company's management discussion and analysis of financial condition and results of operations section of the filing, the factors considered and the methods used in determining fair market value.


Conclusion

As a result of the retrospective review of the equity issuances described above, the Company has recorded $1,276,000 of current stock-based compensation for the year ended December 31, 2005 and $17,770,000 of deferred stock-based compensation as of December 31, 2005. In addition the Company will record $33,500,000 of beneficial conversion charges for the year ended December 31, 2005. The Company believes that the above discussion adequately bridges management's fair market value determinations to the current estimated IPO price range and reconciles the price range to the fair values included in the analysis.

                              ANNEX 1 TO EXHIBIT A


VANDA PHARMACEUTICALS INC.
COMMON STOCK VALUATION ASSESSMENT WORKSHEET
ANNEX 1

                                                                   VALUE ASSIGNMENT PERCENTAGE
                                                       ----------------------------------------------------
                                         DRIVER                         2004
VALUATION DRIVERS                        WEIGHT           Q1             Q2            Q3            Q4
-----------------------------------------------------------------------------------------------------------
License Agreements                         30%
    Iloperidone (7/04)                                     0%             0%            7%           10%
    VEC-162 (3/04)                                         0%             5%            5%           15%

Phase III Clinical Trial Starts            60%
    Iloperidone                                            0%             0%            7%           10%
    VEC-162                                                0%             5%            5%           15%
      (Validates Technology)

Management                                 10%            25%            25%           50%           50%
                                       ------------
                                          100%

PRE-MONEY VALUE AT 12/31/05            $300,000,000
(AS DETERMINED 11/30/05)
VALUE SPLIT PERCENTAGE
    ILOPERIDONE                   77%  $231,000,000
    VEC-162                       23%  $ 69,000,000

                                                     VALUE ASSIGNMENT PERCENTAGE
                                  -----------------------------------------------------------
                                                       2005
VALUATION DRIVERS                         Q1            Q2              Q3             Q4
---------------------------------------------------------------------------------------------
License Agreements
    Iloperidone (7/04)                    30%           40%             75%           100%
    VEC-162 (3/04)                        20%           40%             75%           100%

Phase III Clinical Trial Starts
    Iloperidone                           20%           40%             75%           100%
    VEC-162                               25%           40%             75%           100%
      (Validates Technology)

Management                                75%           75%             75%           100%



PRE-MONEY VALUE AT 12/31/05
(AS DETERMINED 11/30/05)
VALUE SPLIT PERCENTAGE
    ILOPERIDONE
    VEC-162


                                                                     VALUE ASSIGNMENT (DOLLARS)
                                                       ----------------------------------------------------
                                         WEIGHTED                       2004
VALUATION DRIVERS                         VALUE           Q1             Q2            Q3            Q4
-----------------------------------------------------------------------------------------------------------
License Agreements
    Iloperidone (7/04)                 $ 69,300,000   $        --   $        --   $ 4,573,800   $ 6,930,000
    VEC-162 (3/04)                     $ 20,700,000   $        --   $ 1,035,000   $ 1,035,000   $ 3,105,000

Phase III Clinical Trial Starts
    Iloperidone                        $138,600,000   $        --   $        --   $ 9,702,000   $13,860,000
    VEC-162                            $ 41,400,000   $        --   $ 2,070,000   $ 2,070,000   $ 6,210,000
Management                             $ 30,000,000   $ 7,500,000   $ 7,500,000   $15,000,000   $15,000,000
                                       --------------------------------------------------------------------
  Total Value                          $300,000,000   $ 7,500,000   $10,605,000   $32,380,800   $45,105,000
                                       --------------------------------------------------------------------
  Number of shares on a fully            57,843,029    10,871,445    10,882,845    26,226,899    26,229,472
     diluted basis
  Value per share                      $       5.19   $      0.69   $      0.97   $      1.23   $      1.72
                                       ====================================================================

                                               VALUE ASSIGNMENT (DOLLARS)
                                       --------------------------------------------------------
                                                          2005
VALUATION DRIVERS                           Q1             Q2             Q3             Q4
-----------------------------------------------------------------------------------------------
License Agreements
    Iloperidone (7/04)                 $20,790,000   $ 27,720,000   $ 51,975,000   $ 69,300,000
    VEC-162 (3/04)                     $ 4,140,000   $  8,280,000   $ 15,525,000   $ 20,700,000

Phase III Clinical Trial Starts
    Iloperidone                        $27,720,000   $ 55,440,000   $103,950,000   $138,600,000
    VEC-162                            $10,350,000   $ 16,560,000   $ 31,050,000   $ 41,400,000
Management                             $22,500,000   $ 22,500,000   $ 22,500,000   $ 30,000,000
                                       --------------------------------------------------------
  Total Value                          $85,500,000   $130,500,000   $225,000,000   $300,000,000
                                       --------------------------------------------------------
  Number of shares on a fully           26,924,211     27,016,211     44,182,137     57,843,029
     diluted basis
  Value per share                      $      3.18   $       4.83   $       5.09   $       5.19
                                       ========================================================

                              ANNEX 2 TO EXHIBIT A

                                       [*]


------------------

[*]CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED INFORMATION AND CERTAIN RELATED MATERIALS FILED WITH THE COMMISSION UNDER 17 CFR 200.83.